SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CORPORATE TAXPAYERS' ID. (CNPJ/MF): 00.108.786/0001-65

COMPANY REGISTRY (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE: August 2, 2010, at 10:00 a.m., at the Company’s headquarters located at Rua Verbo Divino, 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

ATTENDANCE: Board members representing the quorum, as per the signatures below. The Company's Executive Officers (José Félix, the Director and André Müller Borges, the Chief Legal Counsel and Secretary of the Meeting) attended the meeting as guests.

PRESIDING BOARD: Jorge Luiz de Barros Nóbrega – Chairman and André Müller Borges – Secretary.

AGENDA: To acknowledge the resignation of the Chief Financial and Investor Relations Officer, Mr. João Adalberto Elek Júnior, and elect his substitute.

RESOLUTION: The Board members acknowledged the resignation of Mr. João Adalberto Elek Júnior from the position of Chief Financial and Investor Relations Officer for personal reasons, placed on record their appreciation and gratitude for the excellent services rendered by him and wished all success in his future professional commitments. In his place, the Board members elected: (i) for the position of Chief Financial Officer, Mr. ROBERTO CATALÃO CARDOSO, Brazilian, married, accountant, holder of Identity Card (R.G.) no. 083325/O-0 – CRC/RJ and inscribed in the Individual Taxpayers Register (CPF) under no. 952.915.807-63, with business domicile at the Company’s headquarters, who will take office after signing a declaration of no legal impediments to the discharging of duties, to be executed on August 16, 2010; and (ii) for the position of Investor Relations Officer, to be coupled with the position of CEO, Mr. JOSÉ ANTÔNIO GUARALDI FÉLIX, Brazilian, engineer, married, holder of Identity Card (R.G.) no. 3023331204 – SSP/RS, inscribed in the Individual Taxpayers Register (CPF) under no. 140.448.620-87, with business domicile at the Company’s headquarters, who will take office after signing a separate agreement.

CLOSURE: There being no further matters to address, the Meeting was adjourned and these Minutes were drawn up, read, approved and signed by all the Board members and the Secretary.

SIGNATURES: Chairman: Jorge Luiz de Barros Nóbrega; Secretary: André Müller Borges; Rossana Fontenele; Sérgio Lourenço Marques; Gabriela Salomão Tavares;

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

 OF NET SERVIÇOS DE COMUNICAÇÃO S.A. AS OF AUGUST 2, 2010

Rodrigo Marinho; Carlos Henrique Moreira; Jose Formoso Martinez; Isaac Berensztejn; Mauro Szwarcwald; and Edgard Lobão.

This is a free translation of the original document drawn up in the Company’s records.

São Paulo – SP, August 2, 2010.

André Müller Borges

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 17, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.